Filed by Lennar Corporation

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Lennar Corporation

Commission File No.: 1-11749

The following is the text of the website that is being maintained at http://www.envisionreports.com/lennarexchange in connection with the offer by Lennar Corporation to exchange up to an aggregate of 33,298,764 shares of Class A common stock, par value $0.01, of Millrose Properties, Inc., which are owned by Lennar Corporation, for shares of Class A common stock, par value $0.10, of Lennar Corporation, as described in further detail in the Prospectus (as defined below).

Exchange Offer

Last Updated: October 20, 2025

Lennar Corporation Investor Information

On October 10, 2025, Lennar Corporation, a Delaware corporation ( Lennar ), commenced, an offer to exchange (the Exchange Offer ) up to 33,298,764 shares of Class A common stock, par value $0.01 per share ( Millrose Class A Common Stock ), of Millrose Properties Inc., a Maryland corporation ( Millrose ), for outstanding shares of Class A common stock, par value $0.10 per share ( Lennar Class A Common Stock ), of Lennar that are validly tendered and not validly withdrawn as further described in the prospectus dated October 10, 2025 (the Prospectus ).

The number of shares of Lennar Class A Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Lennar Class A Common Stock tendered.

The Exchange Offer is intended to permit you to exchange your shares of Lennar Class A Common Stock for shares of Millrose Class A Common Stock at a 6% discount to the per-share value of Millrose Class A Common Stock, calculated as set forth in the Prospectus and subject to the upper limit described below. For each $100 of Lennar Class A Common Stock accepted in the Exchange Offer, you will receive approximately $106.38 of Millrose Class A Common Stock based on the indicative ratio as of October 10, 2025, subject to an upper limit of 4.1367 shares of Millrose Class A Common Stock per share of Lennar Class A Common Stock. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $106.38 OF MILLROSE CLASS A COMMON STOCK FOR EACH $100 OF LENNAR CLASS A COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

Fractional shares of Millrose Class A Common Stock will not be distributed in the Exchange Offer. Computershare Trust Company, N.A., the exchange agent, acting as agent for the tendering Lennar stockholders, will aggregate any fractional shares that would otherwise have been required to be distributed and cause them to be sold in the open market for the accounts of the stockholders.

The value of the two stocks for purposes of the preceding paragraph and the Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices ( VWAPs ) of Lennar Class A Common Stock (the Average Lennar Price ) and Millrose Class A Common Stock (the Average Millrose Price ) on the New York Stock Exchange ( NYSE ) during the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (the Averaging Dates and this three-day period, the Averaging Period ), which, if the Exchange Offer is not extended or terminated, would be November 3, 4 and 5, 2025. If Lennar decides to extend the Exchange Offer, the Averaging Period will be reset to the period of three consecutive trading days ending on and including the second trading day immediately preceding such extended expiration date, as may be further extended.

Lennar will provide on this website the daily VWAPs of both Lennar Class A Common Stock and Millrose Class A Common Stock during the pendency of the Exchange Offer. Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, this website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Lennar Class A Common Stock and Millrose Class A Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.

During the first two days of the Averaging Period, this website will provide indicative exchange ratios that will be calculated based on the Average Lennar Price and Average Millrose Price, as calculated by Lennar based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Lennar in its sole discretion if such source is not available or is manifestly erroneous). This website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on this website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of Millrose Class A Common Stock that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release and be available on this website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025).

The Exchange Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on November 7, 2025, unless the Exchange Offer is extended or terminated, except with respect to shares of Lennar Class A Common Stock held through the Lennar Corporation 401(k) Plan (the Lennar 401(k) Plan ), which cannot be withdrawn after 4:00 p.m., New York City time, on November 3, 2025 (unless extended). If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions with respect to shares held through the Lennar 401(k) Plan may also be extended.

If the Exchange Offer is oversubscribed and Lennar cannot accept all tenders of Lennar Class A Common Stock at the exchange ratio, then all shares of Lennar Class A Common Stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as proration. Stockholders who beneficially own odd-lots (less than 100 shares) of Lennar Class A Common Stock and who validly tender all of their shares will not be subject to proration.

If the Exchange Offer is consummated but less than all shares of Millrose Class A Common Stock offered by Lennar in the Exchange Offer are exchanged because the Exchange Offer is not fully subscribed, Lennar intends to dispose of the shares of Millrose Class A Common Stock that were offered but not exchanged through a subsequent spin-off, split-off, public offering, private sale or any combination of these potential transactions (the Clean-Up Disposition ). Because the Clean-Up Disposition, if any, will occur following the completion of the Exchange Offer, if the Clean-Up Disposition involves a distribution or offer to Lennar stockholders, holders of shares of Lennar Class A Common Stock validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in the Clean-Up Disposition (unless they own shares of Lennar Class A Common Stock that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).

The Exchange Offer is voluntary for Lennar Class A stockholders. No action is necessary for Lennar Class A stockholders who choose not to participate. No offer is being made to holders of Lennar Class B common stock and such holders are not eligible to participate in the Exchange Offer.

The completion of the Exchange Offer is subject to certain conditions as specified in the Prospectus. Lennar may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the Exchange Offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the Exchange Offer. A copy of the Prospectus, forms of a Letter of Transmittal, Notice of Guaranteed Delivery and Notice of Withdrawal, the Instruction Booklet to the Letter of Transmittal and the Lennar press release announcing the Exchange Offer are available through the links below.

Date:	10/20/2025

Lennar Class A Common Stock Daily VWAP:	$ 125.9098

Millrose Class A Common Stock Daily VWAP:	$ 32.8618

Indicative Exchange Ratio:	4.0711

Upper Limit:	4.1367

Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and historical indicative calculated per-share values on a given day for shares of Lennar Class A Common Stock and shares of Millrose Class A Common Stock, and the corresponding indicative exchange ratio, commencing on the third trading day of the Exchange Offer period, calculated as though that day were the last day of the Averaging Period. On each day prior to the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time, except that no indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the Exchange Offer period, as such values require daily VWAP data for three trading days.

During the first two days of the Averaging Period, this website will provide indicative exchange ratios that will be calculated based on the Average Lennar Price and Average Millrose Price, as calculated by Lennar based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Lennar in its sole discretion if such source is not available or is manifestly erroneous). This website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lennar Class A Common Stock and Millrose Class A Common Stock for the first and second day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on this website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares that can be received for each share of Lennar Class A Common Stock validly tendered is in effect, will be announced by press release and be available on this website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be November 7, 2025).

Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time.

		Lennar Class A Common Stock		Millrose Class A Common Stock		Exchange Ratio

Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio - Shares of Millrose Class A Common Stock to be Exchanged Per Share of Lennar Class A Common Stock Tendered and Accepted (1)	Exchange Ratio Upper Limit in Effect?

1	October 10, 2025	$119.2876	N/A *	$30.9701	N/A *	N/A	N/A

2	October 14, 2025	$121.6221	N/A *	$31.5138	N/A *	N/A	N/A

3	October 15, 2025	$122.4554	$121.1217	$32.1033	$31.5291	4.0868	No

4	October 16, 2025	$122.6663	$122.2479	$32.2099	$31.9423	4.0714	No

5	October 17, 2025	$125.1989	$123.4402	$32.5992	$32.3041	4.0651	No

6	October 20, 2025	$125.9098	$124.5917	$32.8618	$32.5570	4.0711	No

(1) Subject to proration. See the section in the Prospectus titled The Exchange Offer Terms of the Exchange Offer Proration; Odd-Lots .

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the Exchange Offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Other Related Information

The information agent for the Exchange Offer is:

51 West 52nd Street, 6th Floor New York, NY 10019 (888) 624-7035 (toll-free for all shareholders in the United States) (218) 209-2908 (all others outside of the United States)

Forward-Looking Statements

This communication contains certain statements about Lennar and Millrose that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Lennar s and Millrose s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lennar and Millrose of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Lennar s and Millrose s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lennar s and Millrose s respective periodic reports filed from time to time with the Securities and Exchange Commission (the SEC ), the Registration Statement, including the Prospectus forming a part thereof, the Schedule TO and other Exchange Offer documents filed by Lennar or Millrose, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date they are made, and neither Lennar nor Millrose undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Important Notices and Additional Information

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the Exchange Offer. Millrose has filed with the SEC a registration statement on Form S-4 that includes the Prospectus and Lennar has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the Exchange Offer. The Exchange Offer will be made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Lennar, Millrose and related matters, and Lennar will deliver the Prospectus to holders of Lennar Class A Common Stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lennar, Millrose or any of their respective directors or officers or the dealer managers appointed with respect to the Exchange Offer makes any recommendation as to whether you should participate in the Exchange Offer.

Holders of Lennar Class A Common Stock may obtain copies of the Prospectus, other related documents, and any other information that Lennar and Millrose file electronically with the SEC free of charge at the SEC s website at http://www.sec.gov. Holders of Lennar Class A Common Stock will also be able to obtain copies of the Prospectus and certain related documents by clicking on the appropriate links under Other Related Information above. Alternatively, Georgeson LLC, the information agent for the Exchange Offer, will, upon request, arrange to send the Prospectus to holders of Lennar Class A Common Stock who call (888) 624-7035 (toll-free for stockholders, banks and brokers) or (218) 209-2908 (all others outside the United States).